Exhibit 99.3

Time Sensitive Materials

Depositary’s Notice to ADS Holders of Arm Holdings plc

ADSs:	American Depositary Shares.

ADS CUSIP No.:	042068205.*

ADS Record Date:	August 6, 2024.

Meeting Specifics:	Annual General Meeting of Shareholders to be held on Wednesday, September 11, 2024, at 3:00 p.m. (British Summer Time) (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice to ADS Holders enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York Time) on September 5, 2024.

Deposited Securities:	Ordinary shares, nominal value £0.001 per share, of Arm Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”).

ADS Ratio:	1 Ordinary Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of	Citibank, N.A., London Branch.
Deposited Securities:

Deposit Agreement:	Deposit Agreement, dated as of September 13, 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

*	ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 a.m. (New York Time) on September 5, 2024.

The Company has announced that the Meeting will be held at the date and time identified above. A copy of the Notice to ADS Holders from the Company which includes the agenda for such Meeting is enclosed. The information with respect to the Meeting and the Voting Information for Holders of ADSs contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website: https://investors.arm.com/ir-resources/annual-meeting. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the procedure for voting your ADSs as it is not expected that any additional information will be distributed to you via mail or email.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Company has informed the Depositary that voting at the Meeting will be decided by poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877-248-4237).

Citibank, N.A., as Depositary